SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

☐Form 10-K	☐ Form 20-F	☐ Form 11-K	☒Form 10-Q

☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

 For Period Ended: June 30, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ______________________________

PART I
REGISTRANT INFORMATION

New York Residential, Inc.
Full name of registrant

Former name if applicable

15 West 72nd Street, Suite 15K
Address of principal executive office

New York, New York 10023
City, state and zip code

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR N-CSR, or transition report or portion thereof could not be filed within the prescribed time period.

The Registrant is in the process of preparing and reviewing the information required to be included in its Form 10-Q for the quarter ended June 30, 2009.  The Registrant could not complete its quarterly report on Form 10-Q for the quarter ended June 30, 2009 on a timely basis due to unanticipated delays arising in connection with its preparation and review, without incurring undue hardship and expense.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Robert Kornstein	(917)	439-3838
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes      ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐  Yes      ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

New York Residential, Inc.
 Name of Registrant as Specified in Charter.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 2009	By:	/s/ Robert Kornstein
Robert Kornstein
President and CEO